Linda Cvrkel Branch Chief Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 United States of America

April 4, 2007

Dear Ms. Cvrkel

Air France-KLM Annual Report on Form 20-F for the year ended March 31, 2006 filed

July 19, 2006 (File No. 001-32139)

Air France-KLM (the “Company”) refers to the Staff’s comment letter dated March 22, 2007 on the above referenced annual report on Form 20-F (the “Annual Report”) of the Company.

Set forth below in detail is the response of the Company to the Staff’s comment. For your convenience, the comment is repeated below in italics prior to the response.

Form 20-F for the year ended March 31, 2006

Consolidated Statements of Changes in Stockholders’ equity, page F-6

1. We have reviewed your response to our prior comment number 2. Based on the significance of the gain recognized in connection with the Amadeus/WAM transaction in relation to your net income under both IFRS and US GAAP for 2006, we believe that the notes to your financial statements should be revised in future filings to provide additional details regarding the terms of the transaction with Amadeus/WAM which resulted in the recognition of a Euro 504 million gain during fiscal 2006. In future filings, please significantly expand the disclosures provided with regards to this transaction to disclose the significant terms of the leveraged buyout transaction, including the amount of the cash distribution received by the Company in connection with the transaction, and the amount of the reinvestment required in WAM and the related interest in WAM received. Your revised disclosures should also clearly indicate your rationale for not continuing to recognize your equity in the net earnings (losses) of WAM following this transaction and should include disclosure indicating that you have no actual or implied commitment to support the operations of WAM and do not guarantee its debt or other obligations as you have noted in your response. Also, please note that although you may not be required to recognize your equity in the earnings and losses of this entity, you should continue to provide summarized financial information for WAM if required pursuant to Rule 4-08 (g) of Regulation S-X.

Response

The Staff is respectfully advised that the Company intends to include the disclosure presented below in its future filings (in Note 19 to the financial statements). In addition, the Company will provide any information required by Rule 4-08(g) of Regulation S-X.

“As of March 31, 2005, Air France-KLM owned a 23.36% interest in Amadeus, a Spanish company, which was accounted for as an equity method investment.

In July 2005, private equity funds (the “financial investors”) structured a leveraged buy out of Amadeus whereby WAM Acquisition S.A. (“WAM”), a newly created and highly leveraged company tendered all Amadeus class A and class B shares in cash. Air France-KLM’s portion of the total price paid in cash by the financial investors was €1,022 million at the date of the transaction.

Simultaneously, Air France-KLM and the financial investors entered into an investing agreement, whereby Air France-KLM invested €129 million in common stock of WAM (which represented an identical stake that it had in Amadeus, i.e. 23.36%). Additionally, Air France-KLM agreed to provide a shareholder loan to WAM for an amount of € 76 million. Such loan is subordinated to the senior credit agreement, bears interest and matures in 2020. There were no other equity instruments issued by WAM.

Beyond the investment and shareholder loan in WAM, the Company has not guaranteed any debt or entered into any “make-well agreements” that may require it to infuse cash into WAM under any circumstances.

Based on the above described terms of the transaction, Air France-KLM considered that it contributed its historical stake (23.36%) in Amadeus to WAM for an identical stake in WAM plus a net cash distribution, WAM being the same company as Amadeus, only more leveraged. The Company’s economic interest in the Amadeus business was not reduced. Therefore, the Company accounted for the transaction as the receipt of a large distribution from an equity affiliate, with no reduction in ownership. Consistent with IFRS, such distribution was first reflected as a reduction of the carrying value of WAM. The amount of distribution in excess of the carrying value of WAM was then recognized as income as WAM’s distribution is not refundable by agreement or law and Air France-KLM is not liable for the obligations of the equity affiliate or otherwise committed to provide financial support to the affiliate.

The gain recognized by the Company during the year ended March 31, 2006 was computed as follows (in € million):

Cash received from WAM	1,022

Investment in cash for WAM Equity	(129)

Shareholders’ Loan in cash	(76)

Equity Investment in Amadeus before the transaction	(313)
Gain recognized	504

Additionally, the Company believes that it should not continue to recognize its earnings in WAM following the leveraged buy out transaction. The Company will resume recognizing its share of earnings in WAM in accordance with IAS 28 only when Air France-KLM’s share of WAM’s cumulative net income equals the gain recognized in the transaction.”

* * * * *

Should the Staff have any questions or require any additional information, please telephone Dominique Barbarin (tel: +33 1 41 56 88 60) or email at dobarbarin@airfrance.fr.

Yours sincerely

/s/ Michel Cascarino

cc:	Claire Erlanger, Division of Corporate Finance
Philippe Calavia, Air France-KLM
Dominique Barbarin, Air France-KLM
Jean-Marc Bardy, Air France-KLM
Pascal Pincemin/Jean-Pierre Agazzi, Deloitte & Associés
Jean-Paul Vellutini/Jean Blascos, KPMG S.A.
Tom O’Neill, Linklaters